Exhibit 99.2

Outline of Q&A on the Acquisition of the Remaining Shares of AVX Corporation

Purpose of the transaction

1.	What is the purpose of the transaction?

Driven by the spread of technologies such as IoT, 5G, and ADAS, demand in the electronic components industry is expected to increase significantly. Technological innovation and business opportunities are expected to change faster than ever. Kyocera believes that under its global strategy, laying out the framework for rapid expansion, such as technology development, customer acquisition and investment implementation, and leveraging Kyocera’s and AVX’s strengths, are essential in order to gain market share in such ever-changing circumstances.

2.	Why did Kyocera decide to acquire AVX now?

Driven by the spread of technologies such as IoT, 5G, and ADAS, demand in the electronic components industry is expected to increase significantly. Technological innovation and business opportunities are expected to change faster than ever. Kyocera believes that under its global strategy, laying out the framework for rapid expansion, such as technology development, customer acquisition and investment implementation, and leveraging Kyocera’s and AVX’s strengths, are essential in order to gain market share in such ever-changing circumstances. Kyocera considers the Transaction an important initiative to enhance Kyocera group’s corporate value in the medium-to-long-term.

Under rapid-changing and increased competitive circumstances, enhancing our competitive strengths and global presence vis-a-vis competitors is more of a priority than ever. We believe that the immediate combination of AVX and Kyocera makes us a stronger industry player in the long run, which is not achievable to the same extent if AVX continues to operate on a standalone basis.

3.	Please provide a detailed background of the transaction

Our documentation to be filed with the SEC will discuss this.

4.	Can you tell us about AVX?

AVX is a leading worldwide manufacturer and supplier of a broad line of electronic components and interconnect, sensing and control devices and related products. AVX is headquartered in Fountain Inn, SC. AVX is a consolidated subsidiary of Kyocera.

5.	Did Yageo’s announced acquisition of Kemet trigger this transaction?

No. Yageo’s acquisition of Kemet has nothing to do with this transaction.

Transaction Structure

6.	What is the transaction structure?

Kyocera will promptly commence a tender offer and upon the successful completion of the tender offer, Kyocera’s merger subsidiary will be promptly merged into AVX, and AVX will become a 100% consolidated subsidiary of Kyocera.

7.	What are the terms of the transaction?

Kyocera and AVX announced that they have entered into a definitive merger agreement for Kyocera to acquire all outstanding shares of common stock of AVX not owned by Kyocera for $21.75 per share in cash. The merger agreement has been unanimously approved by the board of Kyocera as well as unanimously by the board of AVX (upon the unanimous recommendation of a Special Committee consisting of the independent directors of AVX). Under the terms of the merger agreement, Kyocera will promptly commence a tender offer to acquire all outstanding shares of common stock of AVX not owned by Kyocera, and AVX will file a recommendation statement containing the unanimous recommendation of the AVX board, based on the unanimous recommendation of a Special Committee consisting of the independent directors of AVX, that AVX’s minority shareholders tender their shares to Kyocera.

8.	When will the transaction close?

The closing of the transaction is expected to take place in the fourth quarter of the fiscal year ending March 31, 2020.

9.	Do you need any governmental approvals to complete the transaction?

The transaction is subject to customary closing conditions. We do not believe that any governmental approvals are needed under any applicable antitrust laws or otherwise.

10.	Do AVX or Kyocera shareholders have to vote on the transaction?

Approval by Kyocera’s or AVX’s shareholders is not required. The Board of Directors of each of AVX and Kyocera have approved the transaction.

11.	How did Kyocera and AVX treat overlapping directors during the negotiation?

To avoid potential conflicts of interest, overlapping directors were not involved in the negotiation, which occurred solely between Kyocera and a special committee of AVX’s board that consisted solely of independent directors.

12.	Who are the financial advisors?

Kyocera retained Daiwa Securities / DC Advisory as its financial advisor.

The Special Committee retained Centerview as its financial advisor.

13.	Who were the legal advisors?

Kyocera retained Davis Polk & Wardwell LLP as its U.S. legal counsel and Nagashima Ohno & Tsunematsu as its Japanese legal counsel.

Wachtell, Lipton, Rosen & Katz acted as legal counsel to the AVX Special Committee and Alston & Bird acted as legal counsel to AVX.

14.	Why did Kyocera not disclose developments of the negotiations after the initial announcement on November 27, 2019?

As described in the announcement on November 27, 2019, Kyocera did not intend to disclose any development unless further disclosure was appropriate or required.

Tender offer

15.	When will the tender offer commence?

The tender offer is expected to commence within 10 business days after the signing of the merger agreement.

16.	What are the conditions for the tender offer?

The tender offer is subject to customary closing conditions. There is no minimum number of shares to be purchased in the tender offer.

17.	Why is there no “majority of the minority” condition in this transaction?

The terms of the transaction were reached by arm’s-length fair bargaining with the Special Committee. We believe that we are offering a full and fair price to the minority shareholders of AVX.

18.	How long do you expect the tender offer to last?

The tender offer is expected to commence within 10 business days after the signing of the merger agreement and expire 20 business days after its commencement. If the tender offer conditions are not satisfied, Kyocera may be required to extend the tender offer period under certain circumstances.

19.	Will a squeeze-out follow the public takeover offer?

A squeeze-out merger to acquire any shares not tendered in the offer will be effected promptly after the expiration of the tender offer.

20.	How will Kyocera treat the shares that are not tendered?

The shares not tendered will be converted in the squeeze-out merger into the right to receive $21.75 per share in cash.

Price

21.	What premium does the price represent?

The price represents a 44.6% premium over the closing price as of November 26, 2019 (the date immediately prior to the initial proposal) and a 42.1%, 42.4% and 34.9% premium over a 1-, 3- and 12- month average closing share price, respectively.

22.	Isn’t the offer price too high compared to similar transactions?

The offer price was the result of arms’-length negotiation with the Special Committee. We do not think we are offering an unreasonably high price compared with precedent transactions, and we believe the business cooperation and synergies to be generated from our 100% ownership of AVX will pay off in the medium- and long-run.

23.	How did Kyocera perform its valuation?

Kyocera analyzed AVX’s business quantitatively and qualitatively and Kyocera was advised by its financial advisor.

24.	Please describe the negotiation with the special committee?

Our documentation to be filed with the SEC will discuss this.

25.	Will you increase your price?

No. We have an agreed transaction based on our arm’s-length negotiation with the Special Committee consisting of the independent directors of the board of directors of AVX. The merger agreement has been approved unanimously by AVX’s Board of Directors, and AVX’s Board of Directors has unanimously agreed, based on the unanimous recommendation of a Special Committee of the independent directors of AVX, to recommend the transaction to AVX’s minority shareholders.

26.	Would Kyocera consider selling its shares if a more attractive offer was made by a third party?

No. Kyocera is interested only in acquiring the shares of AVX that we do not already own. In its capacity as stockholder of AVX, we have no interest in selling any of the AVX shares held by us nor would we vote in favor of any alternative sale, merger or similar transaction involving AVX.

27.	Did Kyocera conduct due diligence?

Kyocera completed its confirmatory due diligence before entering into the merger agreement.

Financing

28.	What is the total consideration for the transaction?

The total amount is expected to be approximately JPY 113 billion (c. USD 1,030 million), assuming USD/JPY exchange rate is 110.

29.	How will Kyocera finance the transaction?

Kyocera will finance the transaction through cash on hand. The completion of the transaction is not subject to a financing condition.

Impact on Kyocera’s financial forecasts

30.	Would the transaction have an impact on Kyocera’s financials for the current fiscal year?

We are still reviewing this issue, but expect that the transaction will not have a significant impact on Kyocera’s financials on a consolidated basis for the fiscal year ending March 31, 2020.

31.	What is the timing of the payment of the transaction consideration? Is the payment expected to be made within the current fiscal year?

The payment to the minority shareholders is expected to take place in the fourth quarter of the fiscal year ending March 31, 2020.

Post transaction/HR matters

32.	Is AVX going to be retained as an independent legal entity? How will AVX be integrated into Kyocera?

AVX will become a wholly owned subsidiary of Kyocera and retain its existence as an independent legal entity, and we do not envisage any immediate change in its operations. We will consider this more fully in due course.

33.	Please provide us with Kyocera's general plan for retention and motivation for AVX's management and employee retention.

We do not envisage any immediate change in AVX operations and management. Our key concept for post-transaction is to protect the innovative spirit and ensure the continued growth of AVX, and we will consider retention plans more fully in due course.

34.	What cost synergies do you want to realize; e.g. any job cuts or restructuring plan?

We do not envisage any immediate change in AVX’s operations. Our transaction to acquire the remaining shares of AVX is a long-term commitment to develop innovative technologies and we expect to invest and grow this commitment in the future.

35.	Does Kyocera have any concerns about managing AVX’s business post-transaction?

Currently, Kyocera owns approximately 72% of AVX’s shares and six of nine AVX directors are also directors of Kyocera. Since 1990, Kyocera and AVX have built a friendly and strong business relationship, and we believe our relationship will continue to strengthen post-transaction.

Others

36.	Please describe the current business relationship with AVX and how that relationship will change post-transaction.

Currently, there is no major business relationship with AVX.

We do not envisage any immediate change in our business relationship, but we will consider this more fully with time.

Forward-Looking Statements

This communication contains forward-looking statements, including statements regarding the potential consummation of an acquisition, which involve a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition; the possibility that the transaction will not be completed; and the impact of general economic, industry, market or political conditions.  These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions (or the negative of such terms) are intended to identify forward-looking statements.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and readers are cautioned not to place undue reliance on these forward-looking statements.  Forward-looking statements speak only as of the date of this communication, and Kyocera does not undertake any obligation to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

The tender offer referenced in this communication has not been commenced.  This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that will be filed with the U.S. Securities and Exchange Commission (“SEC”) when a tender offer is commenced.  Kyocera and its acquisition subsidiary will file a tender offer statement on Schedule TO and Schedule 13E-3 and thereafter AVX will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.  THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. AVX STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF AVX SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.  The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available for free on the SEC's website at www.sec.gov.  Copies of any documents filed with the SEC by Kyocera will be available free of charge on Kyocera’s internet website at https://global.kyocera.com.  Copies of any documents filed with the SEC by AVX will be available free of charge on AVX’s internet website at http://www.avx.com or by contacting AVX’s Investor Relations Department at +1-864-967-9351 or investor.relations@avx.com.